UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2011

Commission File Number 000-49995

Argentex Mining Corporation
(Translation of registrant’s name into English)

Suite 835 – 1100 Melville Street, Vancouver, British Columbia V6E 4A6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Argentex Mining Corporation
Suite 835 – 1100 Melville Street
Vancouver, British Columbia V6E 4A6

Item 2	Date of Material Change

September 15, 2011

Item 3	News Release

The news release was disseminated through Marketwire on September 15, 2011.

Item 4	Summary of Material Change

Drill results from the Company’s Pinguino project located in Santa Cruz province, Argentina, of 4.0 meters of 8.64 g/t Au and 2,469.3 g/t Ag within 17.0 meters of 3.14 g/t Au and 761.1 g/t Ag.

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

See the attached news release

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7	Omitted Information

None

Item 8	Executive Officer

Kenneth Hicks, President

Tel: (604) 568-2496

Item 9	Date of Report

September 15, 2011

Suite 835 – 1100 Melville Street Vancouver, BC V6E 4A6 Office:(604) 568-2496 Fax:(604) 568-1540 www.argentexmining.com info@argentexmining.com

Argentex Drills 4.0 Meters of 8.64 g/t Au and 2,469.3 g/t Ag Within
17.0 Meters of 3.14 g/t Au and 761.1 g/t Ag at Pinguino - Marta Este Vein Reveals
Additional High-Grade Gold and Silver Mineralization in Shallow Drilling

Vancouver, BC, Canada – September 15, 2011 - Argentex Mining Corporation ("Argentex" or the "Company") (TSX-V: ATX, OTCBB: AGXMF) is pleased to release additional drill results from its 2011 exploration program at the Pinguino project, located in Santa Cruz province, Argentina. The program consisted of 19,704 meters of drilling in 206 holes. To date, the Company has received analytical results from 14,951 meters of drilling from 168 holes, with approximately 18 % of holes remaining to be processed in the lab.

Results below are from the most recent 14 holes from the Pinguino property. All of these holes are located on the Marta Este vein within the larger Marta Vein system. (A map of drill hole collars is available on the Company’s web site at www.argentexmining.com).

Drill Hole	From (m)	To (m)	Interval (m)*	Gold (g/t)	Silver (g/t)	**Silver Eq (g/t)
MARTA ESTE
PR064-11	26.00	69.00	43.00	0.21	27.1	36.6
Including	62.00	66.00	4.00	0.49	120.7	142.3
PR137-11	1.00	31.00	30.00	0.43	90.8	109.7
Including	15.00	28.00	13.00	0.60	162.4	189.2
and includes	22.00	25.00	3.00	1.04	412.3	458.4
PR146-11	0.00	48.00	48.00	0.25	32.6	43.7
Including	32.00	36.00	4.00	0.50	164.6	186.7
PR147-11	0.00	44.00	44.00	0.34	71.5	86.6
Including	31.00	41.00	10.00	1.12	240.8	290.4
and includes	37.00	41.00	4.00	2.15	394.3	489.8
PR148-11	0.00	47.00	47.00	0.37	82.7	99.3
Including	37.00	41.00	4.00	3.09	759.8	897.1
PR149-11	25.00	55.00	30.00	1.86	443.0	525.8
Including	35.00	52.00	17.00	3.14	761.1	900.7
and includes	38.00	47.00	9.00	5.09	1,348.3	1,574.5
& also includes	41.00	45.00	4.00	8.64	2,469.3	2,853.0
PR152-11	0.00	37.00	37.00	0.21	10.8	20.1

Including	28.00	31.00	3.00	1.87	42.1	125.0
PR153-11	43.00	76.00	33.00	0.48	54.6	76.1
Including	56.00	59.00	3.00	2.28	227.0	328.3
PR154-11	6.00	40.00	34.00	0.27	56.0	67.9
Including	20.00	27.00	7.00	0.31	138.5	152.4
PR155-11	14.00	33.00	19.00	0.83	90.7	127.5
Including	22.00	27.00	5.00	2.23	256.2	355.2
PR156-11	13.00	32.00	19.00	0.21	41.8	51.3
Including	24.00	27.00	3.00	0.66	185.8	215.3
PR157-11	8.00	48.00	40.00	0.25	12.0	23.0
PR158-11	0.00	60.00	60.00	0.26	50.0	61.4
Including	40.00	55.00	15.00	0.61	171.3	198.5
and includes	43.00	48.00	5.00	1.02	365.0	410.2
P366-11	84.20	95.00	10.80	0.21	22.3	31.8
and	193.90	214.50	20.60	0.17	17.5	25.1

*True widths are estimated to be 85-90% of the stated interval; ** Silver Eq is Silver Equivalent of gold plus silver and based upon a price ratio of 43:1 gold to silver; “P” represents core holes, “PR” represents RC holes

Ken Hicks, President of Argentex, commented “The combination of a high grade silver and gold core within a larger mineralized interval reaching up to tens of meters in width suggests a very strong mineralized system located at or near the surface. The Marta vein system consists (from North to South) of the Marta Noroeste, the Marta Este-Marta Oeste, and the Marta Centro veins and represents a mineralized strike length of 3,000 plus meters. We believe that these near-surface high-grade silver and gold discoveries at Pinguino will play a key role in enhancing the upcoming resource update.”

About Pinguino

Argentex's 10,000-hectare advanced silver and gold exploration Pinguino project is located in Argentina's Patagonia region, within the Deseado Massif of Santa Cruz province. The Deseado Massif is an active region of mining with four precious metal mines currently in production, and includes multiple active advanced and early stage exploration projects.

Pinguino is easily accessible, situated approximately 400 meters above sea level in low-relief topography. An existing system of all-weather roads provides year-round access to the property. Argentex believes that recent high-grade precious metal discoveries within newly tested structures of the district scale vein system at Pinguino show potential for the development of a significant silver-gold resource.

To date the Company has completed over 56,000 meters of drilling in over 500 holes on 19 veins. More than 50 individual vein segments have been identified to date, comprising more than 75 line-kilometers of strike length.

Quality Assurance

Samples selected for analysis are sent to Acme Analytical Laboratories’ sample preparation lab in Mendoza, Argentina. From there, sample pulps are sent to Santiago, Chile for fire assay gold analysis and to Vancouver, Canada for Group 1DX multi-element MS-ICP analysis. Samples with over-limit zinc, lead, silver and/or copper are reanalyzed using an ore-grade high detection limit 7AR analysis, also conducted in Vancouver. Acme Analytical Laboratories is an accredited ISO 9000:2001 full-service commercial laboratory with its head office located in Vancouver. Referee analyses will be carried out by Alex Stewart (assayers) Argentina S.A. in Mendoza, Argentina. Argentex, Acme and Alex Stewart all maintain comprehensive and independent Quality Control/Quality Assurance programs.

Exploration on the Pinguino property is being conducted under the supervision of Mr. Kenneth Hicks, P.Geo. Argentex's President and a "Qualified Person" (QP) as defined by Canada's National Instrument 43-101. Mr. Hicks is not considered “independent” of the issuer as he is part of Company management.

About Argentex

Argentex Mining Corporation is an exploration company focused on the discovery of silver, gold and polymetallic deposits on its advanced exploration project portfolio in the Patagonia region of southern Argentina. In total, Argentex owns 100% of the mineral rights to more than 35 properties located within approximately 307,981 acres (124,636 hectares) of highly prospective land located in the Santa Cruz and Rio Negro provinces.

Shares of Argentex common stock trade under the symbol ATX on the TSX Venture Exchange and under the symbol AGXMF on the OTCBB.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

On behalf of Argentex Mining Corporation:

"Ken E. Hicks"
President

For additional information please contact:

Peter A. Ball
Executive Vice President Corporate Development
Phone: 604-568-2496 (ext. 103) or 1-888-227-5285 (ext. 103)
Email: peter@argentexmining.com
www.argentexmining.com

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as "expects", "intends", "plans", "may", "could", "should", "anticipates", "likely", "believes" and words of similar import also identify forward-looking statements. Forward-looking statements in this news release include statements that the combination of a high grade silver and gold core within a larger mineralized interval reaching up to tens of meters in width suggests a very strong mineralized system located at or near the surface, its belief that these near-surface high-grade silver and gold discoveries at Pinguino will play a key role in the upcoming resource update, and that recent high-grade precious metal discoveries within newly tested structures of the district scale vein system at Pinguino show potential for the development of a significant silver-gold resource. Actual results may differ materially from those currently anticipated due to a number of factors beyond the Company's control. These risks and uncertainties include, among other things, competition for qualified personnel and risks that are inherent in Argentex's operations including the risks that the Company may not find any minerals in commercially feasible quantity or raise enough money to fund its exploration plans. These and other risks are described in the Company's Annual Report on Form 10-K and other public disclosure documents filed on the EDGAR website maintained by the Securities and Exchange Commission and the SEDAR website maintained by the Canadian Securities Administrators.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Argentex Mining Corporation

/s/ Jeff Finkelstein
Jeff Finkelstein, CFO & Treasurer
Date: September 15, 2011